Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated February 12, 2009, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal.  Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute.  If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer.  If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.  Except as set forth above, the Offer is being made to all holders of Shares.  In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

and the Associated Rights to Purchase Shares of Series A Junior Participating Preferred Stock

of

PHARMANET DEVELOPMENT GROUP, INC.

at

$5.00 Net Per Share in Cash

by

PDGI Acquisition Corp.

a wholly-owned subsidiary of

JLL PharmaNet Holdings, LLC

an affiliate of

JLL Partners Fund V, L.P. and JLL Partners Fund VI, L.P.

PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), and an affiliate of JLL Partners, Inc., is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”) at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer.  Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), among PharmaNet, JLL PharmaNet Holdings, LLC, a Delaware limited liability company and the sole stockholder of Purchaser (“Parent”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into PharmaNet, and PharmaNet will be the surviving corporation (the “Merger”).  The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 12, 2009, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares outstanding (determined on a fully diluted basis) at the Expiration Date (the “Minimum Condition”).  The Offer is also subject to the satisfaction of certain other conditions, including, among other conditions (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) since February 3, 2009, no fact, circumstance, event, change, effect or occurrence having occurred which has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on PharmaNet.  See Section 13 - “Conditions of the Offer” of the Offer to Purchase.  Parent and Purchaser reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition, in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement.

As used herein with respect to our ownership of Shares, “Fully Diluted Basis” shall mean, as of any date, after taking into account all outstanding Shares and assuming the exercise, exchange or conversion of all options, warrants, exchangeable or convertible securities and similar rights and the issuance of all Shares that PharmaNet is obligated to issue thereunder, provided that Shares issuable with respect to the associated preferred stock purchase rights are excluded from the number of such Shares, and provided further that Shares issuable upon the exercise, exchange or conversion of options, rights or other obligations as to which the applicable exercise, exchange or conversion price exceeds the then current market price of the Shares and the Offer Price under the Merger Agreement are excluded from the number of such Shares.

The PharmaNet board of directors has unanimously, by vote of the directors present, (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interest of PharmaNet and its stockholders, (ii) adopted the Merger Agreement and approved the transactions contemplated thereby, (iii) resolved to recommend acceptance of the Offer and, if required, adoption of the Merger Agreement and approval of the Merger by the stockholders, and (iv) taken all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar statute or regulation.

The purpose of the Offer is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, PharmaNet.  Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger.  No appraisal rights are available to holders of Shares in connection with the Offer.

PharmaNet has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares equal to the number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent and Purchaser immediately following consummation of the Offer, will constitute at least one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price.  The Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or Purchaser as a result of which Parent and Purchaser own beneficially at least a majority of the outstanding Shares.  The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance under PharmaNet’s Certificate of Incorporation.  The Top-Up Option is exercisable only if the number of newly issued Shares purchased by Purchaser would permit Parent, Purchaser and PharmaNet to effect the Merger as a “short-form” merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of PharmaNet.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, any subsequent offering period or the exercise of the Top-

Up Option, Parent or Purchaser holds at least 90% of the outstanding Shares, each of Parent, Purchaser and PharmaNet will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a “short-form” merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of PharmaNet.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Parent and Purchaser expressly reserve the right to waive any conditions to the Offer, or modify the terms of the Offer, except that without PharmaNet’s prior written approval neither Parent nor Purchaser is permitted to: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend any of the conditions and requirements to the Offer described in Section 13 - “Conditions of the Offer” of the Offer to Purchase in a manner adverse to holders of Shares; or (vi) extend the Expiration Date other than in accordance with the Merger Agreement.  Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase.  Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may elect to provide a subsequent offering period of between three and 20 business days upon expiration of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders.  Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an

Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.  Thereafter, tenders of Shares are irrevocable.  Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after April 12, 2009, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.  For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase.  Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.  The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.  If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Parent and Purchaser, in their sole discretion, which determination shall be final and binding.  No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived.  None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), the Dealer Manager (listed below), PharmaNet or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.  Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer.  However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

PharmaNet has provided Purchaser with PharmaNet’s stockholder list and securities position listings for the purpose of communicating to the holders of Shares information regarding the Offer.   The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares whose names appear on PharmaNet’s stockholder list and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective addresses and telephone numbers set forth below.  Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or to brokers, dealers, commercial banks or trust companies.  Such copies will be furnished promptly at Purchaser’s expense.  Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue

New York, NY 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

Attention: Peter Rosenthal

(888) 323-3302 (toll-free)

February 12, 2009